FORM 5 - 1996                                             Norman Hackerman
             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          Hackerman, Norman
          2001 Pecos
          Austin  TX   78703
2.   Issuer Name and Ticket or Trading Symbol

          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

          ###-##-####

4.   Statement for Month/Year

          Yearend 1996

5.   If Amendment, Date of Original (Month/Year)

          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes   X        No ___    Director
     Yes ___        No ___    10% Owner
     Yes ___        No ___    Officer (give title below)
     Yes ___        No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:
     B.   Acquired (A) 0           Disposed of (D)  0
     C:   Price:
5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          (a)  403*
          *Reflect adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          (a)  Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (a)  1988 Non-employee Director Stock Options
          (b)  1996 Stock Options (Contingent on shareholder approval at 1997 Annual Meeting)
2.   Conversion or Exercise Price of Derivative Security
          (a)  $37.50* per share
          (b)  $5.28 per share
          *Reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
3.   Transaction Date (Month/Day/Year)
          (a)  9/1/1993
          (b)  10/30/1996
4.   Transaction Code (Instruction 8)
          Code A - Grant or award transaction pursuant to Rule 16b-3(c)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):  (a)  5,500*
                         (b)  9,500
          *Reflect adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
     B.   Disposed of (D):  None
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable  (a)  1,500 shares @ 3/1/1994; 2,000 shares @
                                 3/1/1995; 2,000 shares @ 3/1/1996
                            (b)  Six months after date of grant
     B.   Expiration Date   (a)  8/31/1998
                            (b)  10/29/2006
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title          Common Stock, $1.00 par value
     B.   Amount or Number of Shares
                         (a)  5,500*
                         (b)  9,500
          *Reflect adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to Stock Option Plan(s) at no cost to the recipient.
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          15,000 shares
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:          None

     /s/
Norman Hackerman
Date:  February 13, 1997